UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Appointment of Executive Director

Effective September 8, 2025, the Board of Directors (the “Board”) of Currenc Group Inc. (the “Company”) appointed Mr. Wan Lung Eng, the Company’s Chief Financial Officer, to serve as an executive director of the Company, effective immediately.

Mr. Eng, age 49, brings more than two decades of experience as a finance and accounting executive, investment banker and private equity professional. Prior to joining Currenc, Mr. Eng served as Chief Financial Officer of VitalCheck Wellness, Teclison and Spectral MD. Earlier in his career he held investment-banking and private-equity positions at RBC Capital Markets, Macquarie Group, Deutsche Bank Securities, Wachovia Securities (now Wells Fargo Securities) and CIAS International, a Temasek Holdings-owned private investment firm. Over the course of his career Mr. Eng has executed public and private financings and mergers and acquisitions transactions in the United States, Europe and Asia with an aggregate value in excess of US$50 billion. Mr. Eng holds an M.B.A. from Duke University’s Fuqua School of Business and a Bachelor of Accountancy from Nanyang Technological University.

In connection with his appointment to the Board, Mr. Eng will continue to receive compensation under the terms of his existing employment agreement with the Company dated April 10, 2025, and filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2025.

There are no transactions in which Mr. Eng has an interest requiring disclosure under Item 7.B of Form 20-F and no family relationships between Mr. Eng and any director or executive officer of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

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